CUSIP No. 98155N106

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                               (AMENDMENT NO. 11)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               ENTECH SOLAR, INC.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    98155N106
                                 (CUSIP Number)

                            Joseph P. Bartlett, Esq.
                Greenberg Glusker Fields Claman & Machtinger LLP
                      1900 Avenue of the Stars, Suite 2100
                              Los Angeles, CA 90067
                                 (310) 201-7481
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                February 4, 2009
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98155N106


(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         David Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (A)      /X/
                                                                    (B)      / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)      Citizenship or Place of Organization

         U.S.

                           (7)     Sole Voting Power
                                   -0-

Number of Shares           (8)     Shared Voting Power
Beneficially Owned                 102,784,561
by Each Reporting
Person With                (9)     Sole Dispositive Power
                                   -0-

                          (10)     Shared Dispositive Power
                                   102,784,561

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         102,784,561

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  / /

(13)     Percent of Class Represented by Amount in Row (11)
         35.5% (1)

(14)     Type of Reporting Person (See Instructions)
         IN

-------------------------
(1) Based on 289,632,482 shares of Common Stock outstanding, calculated in accordance with Rule 13D (see Item 5 for a more detailed explanation).

CUSIP No. 98155N106


(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (A)      /X/
                                                                    (B)      / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)      Citizenship or Place of Organization

         U.S.

                           (7)     Sole Voting Power
                                   -0-

Number of Shares           (8)     Shared Voting Power
Beneficially Owned                 102,784,561
by Each Reporting
Person With                (9)     Sole Dispositive Power
                                   -0-

                          (10)     Shared Dispositive Power
                                   102,784,561

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         102,784,561

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  / /

(13)     Percent of Class Represented by Amount in Row (11)
         35.5% (1)

(14)     Type of Reporting Person (See Instructions)
         IN

-------------------------
(1) Based on 289,632,482 shares of Common Stock outstanding, calculated in accordance with Rule 13D (see Item 5 for a more detailed explanation).

CUSIP No. 98155N106


(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (A)      /X/
                                                                    (B)      / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)      Citizenship or Place of Organization

         U.S.

                           (7)     Sole Voting Power
                                   -0-

Number of Shares           (8)     Shared Voting Power
Beneficially Owned                 102,784,561
by Each Reporting
Person With                (9)     Sole Dispositive Power
                                   -0-

                          (10)     Shared Dispositive Power
                                   102,784,561

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         102,784,561

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  / /

(13)     Percent of Class Represented by Amount in Row (11)
         35.5% (1)

(14)     Type of Reporting Person (See Instructions)
         OO

-------------------------
(1) Based on 289,632,482 shares of Common Stock outstanding, calculated in accordance with Rule 13D (see Item 5 for a more detailed explanation).

CUSIP No. 98155N106


Item 1.

         This Amendment No. 11 to Schedule 13D (this "Amendment No. 11") amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the "Reporting Persons") with the Securities and Exchange Commission on March 9, 2007 (the "Initial Schedule 13D") and prior amendments thereto. Capitalized terms used in this Amendment No. 11 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D or prior amendments thereto.

Item 4.  Purpose of Transaction

         As previously disclosed in the Initial Schedule 13D and amendments thereto, the Reporting Persons initially purchased securities of the Issuer for investment purposes only, but as a result of the Reporting Persons' ongoing review and evaluation of the Issuer's prospects, business and operations, the Reporting Persons have caused taking of certain actions by the Issuer which the Reporting Persons believe in their judgment will enhance shareholder value, including, without limitation, the cancellation of the warrants described in
Item 5(c) of this Amendment No. 11 and changes to the composition of the Issuer's board of directors (the "Board"). As of the date of the filing of this Amendment No. 11, the Reporting Persons have appointed as their representatives to the Board the following individuals on the date given: David Anthony elected to the Board on February 20, 2008, Joseph Bartlett elected to the Board on January 12, 2009, David Gelbaum elected as the Chairman of the Board on January 12, 2009, and Peter Corsell elected to the Board on February 18, 2009. The individuals who the Reporting Persons have appointed to the Board may, in their capacities as such, propose that the Board consider from time to time one or more of the actions set forth in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

         Except as set forth herein, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons retain their right to modify their plans with respect to the transactions described in this Amendment No. 11, to vote, acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.  Interest in Securities of the Issuer

         (a) As of the date of this Amendment No. 11, the Reporting Persons beneficially own 102,784,561 shares of Common Stock. This is represents a sum of
(i) 48,405,551 shares of Common Stock (ii) 3,892,857 shares of Series D Convertible Preferred Stock (the "Series D Preferred"), which are currently convertible into 38,928,570 shares of Common Stock, and (iii) currently exercisable warrants to purchase up to 5,050,440 shares of Common Stock. The foregoing represents a beneficial ownership of 35.5% of the shares of Common Stock (based on the number of shares of Common Stock outstanding as reported on the Issuer's 10-Q filed on November 10, 2008 and after giving effect to the conversion of the Series D Preferred and exercise of the warrants).

         (b) The Reporting Persons have shared voting and dispositive power with respect to 102,784,561 shares of Common Stock. Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over shares of Common Stock beneficially owned by the Trust.

         (c) On February 4, 2009, the Reporting Persons entered into an agreement (the "Warrant Cancellation Agreement") with the Issuer to cancel warrants to purchase thirty eight million (38,000,000) shares of Common Stock (the "Warrants") and, in consideration of the Warrant cancellation, the Issuer agreed to amend its 1999 Incentive Stock Option Plan, as amended and restated (the "Plan"): (i) to increase the number of shares of common stock authorized for issuance under the Plan from fifty million (50,000,000) to seventy million (70,000,000); and (ii) to extend the term of the Plan from June 16, 2009 to February 4, 2014; subject to shareholder approval of the Plan amendment and otherwise in accordance with the terms of the Plan.

                  In addition, the Warrant Cancellation Agreement provides that, at the request of the Reporting Persons, options available under the Plan for up to three million (3,000,000) shares of Common Stock will be issued to a person not affiliated with the Reporting Persons who, pursuant to rights available to certain holders of the Issuer's Series D Convertible Preferred Stock, is appointed by the Reporting Persons to serve as a director on the Issuer's Board of Directors. On February 18, 2009, the Reporting Persons appointed Peter Corsell as their Series D director, and Mr. Corsell accepted his appointment to the Issuer's Board of Directors on the same date. On February 23, 2009, Mr. Corsell was granted options to purchase 3,000,000 shares of Common Stock pursuant to the Warrant Cancellation Agreement.

                  A copy of the Warrant Cancellation Agreement and the Plan are attached as exhibits to the Issuer's Form 8-K filed with the Securities and Exchange Commission on February 10, 2009 and are incorporated herein by this reference.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         (a) Pursuant to the Power of Attorney filed as Exhibit "B" to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum's Attorney-In-Fact.

         (b) Warrant Cancellation Agreement dated February 4, 2009 (a copy of which is attached as an exhibit to the Issuer's Form 8-K filed with the Securities and Exchange Commission on February 10, 2009)

Item 7.  Material to Be Filed as Exhibits

         Exhibit A: Agreement Regarding Joint Filing of Amendment No. 11 to
Schedule 13D.

SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.



Dated:  February 23, 2009     /s/ David Gelbaum
                              --------------------------------------------------
                              David Gelbaum, Co-Trustee of The Quercus Trust


                              /s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
                              --------------------------------------------------
                              Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust


                              /s/ David Gelbaum
                              --------------------------------------------------
                              The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

CUSIP No. 98155N106


                                    EXHIBIT A

      AGREEMENT REGARDING JOINT FILING OF AMENDMENT NO. 11 TO SCHEDULE 13D
      --------------------------------------------------------------------



         The undersigned agree that the Amendment No. 11 to the Schedule 13D with respect to the Common Stock of Entech Solar, Inc. is a joint filing being made on their behalf.



Dated:  February 23, 2009     /s/ David Gelbaum
                              --------------------------------------------------
                              David Gelbaum, Co-Trustee of The Quercus Trust


                              /s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
                              --------------------------------------------------
                              Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust


                              /s/ David Gelbaum
                              --------------------------------------------------
                              The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust